August 12, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3233

Washington, DC 20549

Attention: John Dana Brown

Re:	Invesco CurrencyShares® Euro Trust
Registration Statement on Form S-3
Filed August 2, 2021
File No. 333-258354

Dear Mr. Brown:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, the Head of Legal, US ETFs of Invesco Specialized Products, LLC, the sponsor of the Invesco CurrencyShares® Euro Trust (the “Trust”), hereby requests on behalf of the Trust that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission on Monday, August 16, 2021 at 4:30 p.m. Eastern Time, or as soon as practicable thereafter.

Please contact counsel for the Trust, Trevor Currie at (312) 832-4373, should you have any questions or comments regarding this request.

INVESCO SPECIALIZED PRODUCTS, LLC

By:	/s/ Adam Henkel
Adam Henkel
Head of Legal, US ETFs